Press Release

CAE announces the final 2019 Annual Meeting
Board of Directors election results

Montreal, Canada, August 14, 2019 – (NYSE: CAE; TSX: CAE) CAE today announced the final director election results from its 2019 Annual Meeting of Shareholders.
The following 10 nominees were elected as Directors of CAE:

New to the Board, Marianne Harrison was elected as an independent director, effective today. Ms. Harrison is currently President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She is a recognized senior leader with extensive experience in the insurance and financial sectors, with a strong focus on the customer experience.

Departing the CAE Board is Katharine B. Stevenson, who did not stand for reelection, having reached the director term limit requirements of 12 years. “I want to thank Kate Stevenson for her consistently wise counsel and for her many years of dedication and contribution to CAE,” said the Honourable John Manley, Chair of the CAE Board.

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE
CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide. www.cae.com

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CAE contacts:

General Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications,
+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations,
+1-514-734-5760, andrew.arnovitz@cae.com

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